UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

ICON DEVELOPMENT INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

450938 204
(CUSIP Number)

KENNEDY KERSTER

1235 Quayside Drive

Suite 703 New Westminster BC, Canada V3M 6J5

604-515-8065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 450938 204

1.

Names of Reporting Person: KENNEDY KERSTER I.R.S. Identification Nos. of above persons (entities only):

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

a.

[_]

b.

[X]

3.

SEC Use Only:

4.

Source of Funds (See Instruction): PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.

Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.

Sole Voting Power: 12,500,000 SHARES

8.

Shared Voting Power: NOT APPLICABLE

9.

Sole Dispositive Power: 12,500,000 SHARES

10.

Shared Dispositive Power: NOT APPLICABLE

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:12,500,000 SHARES

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.

Percent of Class Represented by Amount  54.54 % Common Shares

14.

Type of Reporting Person (See Instructions): IN

CUSIP No. 450938 204

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of ICON DEVELOPMENT INC., a Nevada corporation (the “Company”).

ITEM 2. IDENTITY AND BACKGROUND

a.

Name of Person filing this Statement:

KENNEDY KERSTER (the “Holder”)

            Residence or Business Address: 1235 Quayside Drive

            Suite 703 New Westminster BC, Canada V3

            The business address of Mr. KERSTER is 1235 Quayside Drive

             Suite 703 New Westminster BC, Canada V3M 6J5

Present Principal Occupation and Employment:

Mr. KERSTER has been the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of ICON DEVELOPMENT INC since its inception on October 6, 2004.

d.

Mr. KERSTER has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

e.

Mr. KERSTER has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.

Citizenship: Mr. KERSTER is a citizen of Canada.

CUSIP No. 450938 204

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount paid for the 5,000,000 shares initially owned by Mr. KERSTER was $5,000 and he paid for these shares out of his personal funds. The shares of the company were split on 2.5 to 1 basis in September 2006 leaving Mr. Kerster with 12,500,000 common shares.

ITEM 4. PURPOSE OF TRANSACTION

The purchase of the shares by Mr. KERSTER was an initial investment by the founding shareholder of the Company

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a.

Aggregate Beneficial Ownership:

As of, Mr. KERSTER beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	12,500,000	54.54%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information was provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of February 14, 2007, there were 22,920,820 Company Shares issued and outstanding.

b.

Power to Vote and Dispose of the Company Shares:

Mr. KERSTER has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

CUSIP No. 450938 204

Transactions Effected During the Past 60 Days:

Mr. KERSTER has effected the following sales of the Company’s securities during the 60 days prior to February 12, 2007:

Date of Transaction	Number of Shares	Price Per Share	Where and How Transaction was Effected
None

d.

Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

e.

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007 /s/ KENNEDY KERSTER Signature KENNEDY KERSTER Name/Title President , Secretary, Treasurer